Snell & Wilmer L.L.P.

600 Anton Boulevard

Suite 1400

Costa Mesa, California 92626-7689

TELEPHONE: (714) 427-7000

FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	June 15, 2012

Via Federal Express and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn.: Ms. Pam Long, Associate Director

RE:	CryoPort, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 18, 2012
File No. 333-180326

Dear Ms. Long:

On behalf of our client, CryoPort, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 6, 2012 to Robert Stefanovich, Chief Financial Officer of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed with the Commission on May 18, 2012. We have enclosed for your reference Pre-Effective Amendment No. 3 to Form S-1/A which has been revised to reflect the Commission’s comment (the “Amended Form S-1”) and has been filed with the Commission on the date hereof. Set for the below is the Commission’s comment with the Company’s response immediately following.

General

1.	We note that the latest balance sheet included in the registration statement is now older than 134 days. Given that you reported a loss from continuing operations for the year ended March 31, 2011, it does not appear that you may be able to rely on Rule 8-08(b) of Regulation S-X. Please advice, or otherwise, in accordance with Rule 8-02 of Regulation S-X please provide audited financial statements for the fiscal year ended March 31, 2012 and update your prospectus by filing a pre-effective amendment to reflect the most recent financial statements accordingly.

June 15, 2012

The Company notes the Commission’s comment and advises the Commission that it has filed the Amended Form S-1 and has updated the prospectus to include audited financial statements for the fiscal year ended March 31, 2012, and other updates where appropriate to include information for the fiscal year ended March 31, 2012.

If you have any questions regarding the above, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

/s/ Mark R. Ziebell

Mark R. Ziebell

cc:	Robert S. Stefanovich

Chief Financial Officer